Exhibit 99.1

FOR IMMEDIATE RELEASE

1 June 2020

Tiziana Life Science plc

Appointment of Broker

Tiziana Life Sciences plc (AIM:TILS) is pleased to announce the appointment of Optiva Securities Limited as its broker with immediate effect.

Enquiries:

Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser)

Liam Murray / Jo Turner	+ 44 (0)20 7213 0883

Optiva Securities Limited

Robert Emmet	+ 44 (0)20 3981 4173

For further information, please visit the Company's website at www.tizianalifesciences.com.